October 31, 2023
Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, N.E.
Washington, D.C. 20549
Attn:     Nudrat Salik
    Jeanne Baker

Re:     Linde plc
Form 10-K for the Year Ended December 31, 2022
File No. 001-38730

Dear Ms. Salik and Ms. Baker:

This letter is submitted on behalf of Linde plc (the “Group”, “Linde” or the “Company”), in response to the written comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated October 24, 2023, regarding the above referenced Annual Report on Form 10-K for the Year Ended December 31, 2022 (the “Report”).

In our response, we have noted your original comment to facilitate your review process. If you have any additional questions or require additional information, please contact me at (203) 837-2488, or Kelcey E. Hoyt, Chief Accounting Officer, at (203) 837-2118.

Yours sincerely,

/s/ Matthew J. White

Matthew J. White
Executive Vice President and
Chief Financial Officer

CC     Sanjiv Lamba, Chief Executive Officer
    Kelcey E. Hoyt, Chief Accounting Officer

1
Form 10-K for the Year Ended December 31, 2022
Critical Accounting Estimates, page 35

In light of the significant charges related to the deconsolidation of your Russian gas and engineering business entities as of June 30, 2022, please tell us what consideration was given to providing enhanced disclosures to identify the specific factors which led to your determination that you could no longer exercise control over these entities and to describe management’s assumptions and estimates underlying (i) the probability weighted discounted cash flow model used to fair value your Russian subsidiaries and (ii) impairments of assets which are maintained by international entities in support of the Russian business.

Response:

Linde plc respectfully provides the SEC the following background information regarding characteristics of Linde and its operations in Russia.

During the full year 2022, Linde generated sales of $33.4 billion, operating profit of $5.4 billion, operating cash flow of $8.9 billion and had assets of $79.7 billion as of December 31, 2022. Globally, Linde serves customers in more than 80 countries.

Linde operates an industrial gas business in Russia (the “Russia Gases” business) that generated about $240 million of annual sales in 2021, or approximately 1% of consolidated Linde sales. The Russia Gases business locally produces and distributes atmospheric gases (such as oxygen, nitrogen and argon) and process gases (such as hydrogen and carbon dioxide) through a network of approximately 20 plants and 280 trucks. Total assets in Russia represented approximately 1% of consolidated Linde assets as of December 31, 2021.

    Separately, Linde’s Engineering segment designs and manufactures equipment specifically for end customers that are generally comprised of a single non-recurring performance obligation. Engineering historically executed individual customer sale of plant projects in Russia before the sanctions directly impacted its ability to transfer certain technology to Russian customers. These projects typically included the engineering design and procurement for various types of plants including olefin and natural gas plants.

    In response to the Russian invasion of Ukraine in 2022, multiple jurisdictions, including Europe and the U.S. have imposed several tranches of economic sanctions on Russia. Linde continues to closely monitor the ongoing developments and works with various government officials to ensure compliance with all applicable restrictions. Linde also has continued to follow its existing trade compliance program to ensure a foundational understanding of, and compliance with, all relevant sanctions.

During the second quarter of 2022, the Company performed an analysis of its ability to operate its Russian businesses considering the EU sanctions and reactive Russian Presidential decrees. The Company concluded that it lost the ability to exercise control of its businesses in Russia and deconsolidated all Russian entities as of June 30, 2022. The conclusion was based on an assessment associated with the aggregation of the restrictions and limitations the EU sanctions and Russian Presidential decrees placed on the Company and the direct operational and financial impact we expected. Some of the relevant implications included:

•The inability to transfer proprietary technology into Russia needed to maintain existing assets and to complete construction of assets that were in progress at the time;
•The inability to maintain network connection and access to the local Russian business that allowed for the Company to perform remote operation, monitoring and diagnostics on the plants located in Russia;
•The inability to appropriately manage customers and associated cash collections given the local government would require the Company to continue to provide supply to certain customers regardless of their ability to satisfy receivables;
•The inability to provide funding to its subsidiaries in Russia needed to maintain existing business and new business under contract; and
•The inability to access various currency exchange mechanisms or manage our capital structure at the level required by the scope and size of our operations.

Specific Disclosure Regarding Linde’s Deconsolidation

Our decision to deconsolidate was based on an analysis of the impact the sanctions had on our ability to exercise control over our Russian business. When considering disclosure related to the decision to deconsolidate our Russian subsidiaries, it was our objective to convey the following (followed by reference to actual disclosure made in the Report):

•We performed an analysis of our ability to exercise control of our Russian subsidiaries and concluded that we cannot exercise control due to the sanctions issued by the E.U and United States.

2

Note 3. Russia-Ukraine Conflict and Other Charges (page 59)
In response to the Russian invasion of Ukraine, multiple jurisdictions, including Europe and the U.S., have imposed several tranches of economic sanctions on Russia. As a result, Linde reassessed its ability to control its Russian subsidiaries and determined that as of June 30, 2022 it can no longer exercise control over these entities. As such, Linde deconsolidated its Russian gas and engineering business entities as of June 30, 2022.

We also considered the materiality of the business in Russia relative to Linde plc. The Russia Gases business represented approximately 1% of consolidated assets and sales as of and for the year-ended December 31, 2021. The relative insignificance of the business in Russia influenced the level of disclosure in Linde’s Report.

We did consider the charge taken to the income statement because of the conflict in Ukraine, however, it is noted that the conflict created a trigger for impairment of the associated assets in Russia that would have resulted in the impairment regardless of the deconsolidation conclusions. Based on the considerations all being driven by various sanctions and the immateriality of the business, we believe the level of disclosure is appropriate for the reader to understand our conclusions.

Separately, we note that unrelated to our deconsolidation analysis, but relevant to the reader’s understanding of the lack of control of our Russian business, we have also disclosed that we are subject to an injunction preventing the sale of any shares of Linde’s Russian subsidiaries and joint ventures and disposal of any assets in those entities exceeding 5% of the relevant company’s overall asset value.

Note 17. Commitments and Contingencies (page 93)
On December 30, 2022, the Russian Arbitration Court of the St. Petersburg and Leningrad Region issued an injunction preventing (i) the sale of any shares in Linde’s subsidiaries and joint ventures in Russia, and (ii) the disposal of any of assets in those entities exceeding 5% of the relevant company’s overall asset value. The injunction is not expected to have any impact on the operations of Linde’s Russian businesses. The injunction was requested by RusChemAlliance (RCA) as a preliminary measure to secure payment of an eventual award under an arbitration proceeding RCA intends to file against Linde Engineering for alleged breach of contract under the agreement to build a gas processing plant in Ust Luga, Russia entered into between a consortium of Linde Engineering and Renaissance Heavy Industries LLC, and RCA on July 7, 2021. Performance of the agreement was lawfully suspended by Linde Engineering on May 27, 2022 in compliance with applicable sanctions and in accordance with a decision by the sanctions authority in Germany.

Specific Disclosure Regarding Linde’s Assumptions Used to Fair Value its Russian Subsidiaries and Impairments of Assets which are Maintained by International Entities in Support of the Russian Business

Our disclosure with respect to the impairment of assets of our Russian subsidiary is as follows:

3

Note 3. Russia-Ukraine Conflict and Other Charges (page 59)
2022 Charges Russia-Ukraine conflict and other charges were $1 billion ($896 million, after tax and noncontrolling interests) for the year ended December 31, 2022, largely attributable to the Russia-Ukraine conflict. In response to the Russian invasion of Ukraine, multiple jurisdictions, including Europe and the U.S., have imposed several tranches of economic sanctions on Russia. As a result, Linde reassessed its ability to control its Russian subsidiaries and determined that as of June 30, 2022 it can no longer exercise control over these entities. As such, Linde deconsolidated its Russian gas and engineering business entities as of June 30, 2022. The deconsolidation of the company’s Russian gas and engineering business entities resulted in a loss of $787 million ($730 million after tax) during the second quarter.

The fair value of Linde’s Russian subsidiaries was determined using a probability weighted discounted cash flow model, which resulted in the recognition of a $407 million loss on deconsolidation when compared to the carrying value of the entities. This loss is recorded within Russia-Ukraine conflict and other charges in the consolidated statements of income.

Upon deconsolidation an investment was recorded, which represents the fair value of net assets. The company did not receive any consideration, cash or otherwise, as part of the deconsolidation. Linde will maintain its interest in its Russian subsidiaries and will continue to comply with sanctions and government restrictions as it continues to develop divestiture options. The investment will be monitored for impairment in future periods.

Receivables, primarily loans receivable, with newly deconsolidated entities were reassessed for collectability resulting in a write-off of approximately $380 million.

Other Russia related charges
Other charges related specifically to the Russia-Ukraine conflict were $103 million ($73 million after tax) for the year ended December 31, 2022, and are primarily comprised of impairments of assets which are maintained by international entities in support of the Russian business.

As disclosed above, there were multiple pieces to our Russian charges with only the impairment charge of $407 million (pretax) having subjective estimates. Receivables of $380 million were fully written off as a result of the inability to pay currency out of Russia for the foreseeable future. Similarly, the Company fully impaired assets held by international entities of $103 million in support of the Russian Business and there is no remaining exposure associated with those assets.

With respect to the impairment charge, the charge was prepared using a probability weighted cash flow analysis as the basis to fair value its Russian Gases business. In designing our disclosure, we considered the following:
•We reviewed each of the scenarios within the probability analysis, noting that changing the weighting of each scenario did not have a material impact on the total write down of the associated assets.
•While assumptions are inherent in the calculation, when assuming variations in valuation assumptions within the analysis, it was noted that the change in the remaining asset value was considered to be immaterial.
•As disclosed in Note 17, after the impairment charge, the remaining asset position is immaterial.

Based on the above considerations, we did not believe enhanced disclosure of valuation assumptions would be meaningful to the reader to understand the charge recorded. Remaining asset values are also immaterial for consideration by the reader.

Broad Disclosure Regarding Linde’s International Operation

We face inherent risks as a company that operates in over 80 countries and as such, we carefully considered disclosures made in Item 1A. (page 9) of the Report to ensure the totality of our disclosures conveyed the following:

•We operate in international geographies where we face the risk of political instability, possible nationalization and/or expropriation of assets, etc. that may adversely impact Linde’s result of operations.
•We may experience catastrophic events, such as acts of war, that could disrupt supply chains, adversely impact demand for our product or otherwise impede our ability to efficiently operate our business.
•We may become subject to laws or government regulations (for example, the implementation of sanctions or restrictions on access to currency exchange mechanisms) that may impact our ability to operate our business or increase the risk of non-compliance with such laws or government regulations both of which may adversely impact Linde’s result of operations.
We refer the Staff to the following disclosures in Item 1A., Risk Factors, from the Report, which was the basis of the Company’s conclusion that the above risks have been disclosed:

4

Linde’s international operations are subject to the risks of doing business abroad and international events and circumstances may adversely impact its business, financial condition or results of operations. (page 9)
Linde has substantial international operations which are subject to risks including devaluations in currency exchange rates, transportation delays and interruptions, political and economic instability and disruptions, restrictions on the transfer of funds, trade conflicts and the imposition of duties and tariffs, import and export controls, changes in governmental policies, labor unrest, possible nationalization and/or expropriation of assets, changes in U.S. and non-U.S. tax policies and compliance with governmental regulations. These events could have an adverse effect on the international operations of Linde in the future by reducing demand for its products, decreasing the prices at which it can sell its products, reducing the revenue from international operations or otherwise having an adverse effect on its business.

Catastrophic events could disrupt the operations of Linde and/or its customers and suppliers and may have a significant adverse impact on the results of operations. (page 10)
The occurrence of catastrophic events or natural disasters such as extreme weather, including hurricanes and floods; health epidemics; pandemics, such as COVID-19; and acts of war or terrorism, could disrupt or delay Linde’s ability to produce and distribute its products to customers and could potentially expose Linde to third-party liability claims. In addition, such events could impact Linde’s customers and suppliers resulting in temporary or long-term outages and/or the limitation of supply of energy and other raw materials used in normal business operations. Linde evaluates the direct and indirect business risks, consults with vendors, insurance providers and industry experts, makes investments in suitably resilient design and technology, and conducts regular reviews of the business risks with management. Despite these steps, however, these situations are outside Linde’s control and may have a significant adverse impact on its financial results.

5

Linde is subject to a variety of international laws and government regulations and changes in, or failure to comply with, these laws or regulations could have an adverse impact on the company’s business, financial position and results of operations. (page 12)
Linde is subject to regulations in the following areas, among others:
•environmental protection, including climate change and energy efficiency laws and policies;
•U.S. and non-U.S. tax laws and currency controls;
•safety;
•securities laws applicable in the United States, the European Union, Germany, Ireland, and other jurisdictions;
•trade and import/export restrictions, as well as economic sanctions laws;
•antitrust matters;
•data protection;
•global anti-bribery laws, including the U.S. Foreign Corrupt Practices Act; and
•healthcare regulations.

Changes in these or other regulatory areas may impact Linde’s profitability and may give rise to new or increased compliance risks: it may become more complex and costly to ensure compliance, and the level of sanctions in the event of non-compliance may rise. Noncompliance with such laws and regulations could result in penalties or sanctions, cancellation of marketing rights or restrictions on participation in, or even exclusion from, public tender proceedings, all of which could have a material adverse impact on Linde’s financial results and/or reputation.
Such changes may also restrict Linde’s ability to compete effectively in the marketplace. Changes to regulations in the areas of environmental protection and climate change, for example, may impact customer and competitor behavior driving structural changes in key end markets. While Linde will work to mitigate these risks through the pursuit of strategic alliances and investment in applications technologies to capture new growth areas, given the uncertainty about the type and scope of new regulations, it is difficult to predict how such changes and their impact on market behavior will ultimately impact Linde’s business. However, such changes could have a material adverse impact on Linde's results of operations.
Doing business globally requires Linde to comply with anti-corruption, trade, compliance and economic sanctions and similar laws, and to implement policies and procedures designed to ensure that its employees and other intermediaries comply with the applicable restrictions. These restrictions include prohibitions on the sale or supply of certain products, services and any other economic resources to embargoed or sanctioned countries, governments, persons and entities. Compliance with these restrictions requires, among other things, screening of business partners. Despite its commitment to legal compliance and corporate ethics, the company cannot ensure that its policies and procedures will always protect it from intentional, reckless or negligent acts committed by employees or agents under the applicable laws. If Linde fails to comply with laws governing the conduct of international operations, Linde may be subject to criminal and civil penalties and other remedial measures, which could materially adversely affect its reputation, business and results of operations.

In closing, we believe the existing disclosures provide sufficient information to a financial statement user regarding our decision to deconsolidate our Russian Gases business given that all consideration factors were sanctions related and considering the relative size of the entity to Linde plc. We also believe the disclosures relative to the assumptions and estimates inherent in the valuation of our Russia business are adequate given the lack of sensitivity of the various assumptions in the model and the relative immateriality of both the actual impairment charge recorded ($407 million pretax) as well as the remaining asset value.

6